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                                              Filed Pursuant to Rule 424 (b)(3)
                                                     Registration No. 333-77229

                                 T REIT, INC.

                     Supplement No. 17 dated May 17, 2002
                   to the Prospectus dated February 22, 2000

   This Supplement No. 17 supplements, modifies and supersedes some of the information contained in our prospectus dated February 22, 2000, and our Supplement No. 16 dated May 3, 2002. Unless we define a term in this Supplement No. 17, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 17 to "us," "we," or "our company" mean T REIT, Inc. and T REIT, L.P., unless the context otherwise requires.

                            STATUS OF OUR OFFERING

General

   As of May 15, 2002, we had offered 10,000,000 and sold 3,733,565 shares of our common stock available for distribution to the public on a "best efforts" basis, and issued an additional 69,815 shares to shareholders participating in our dividend reinvestment program, resulting in gross proceeds of approximately $37,926,000. In addition, we issued 83,778 warrants to broker-dealers participating in this offering and 120,000 options (net of forfeitures) to our officers, directors and employees under our two stock option plans. None of these warrants or options have been exercised. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $3.4 million in cash available to invest in properties as of May 15, 2002.

Fees and Expenses Paid in Connection with Our Offering

  Selling Commissions

   As of May 15, 2002, we had incurred approximately $2,938,000 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

   As of May 15, 2002, we had incurred approximately $551,000 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

   As of May 15, 2002, we had incurred approximately $948,000 in other organizational and offering expenses.

                 TERMINATION OF DIVIDEND REINVESTMENT PROGRAM

   On May 7, 2002, our board of directors voted to terminate our dividend reinvestment program effective with the close of our company's public offering of our common stock on May 31, 2002. Dividends paid by our company after May 31, 2002 will be distributed to all of our shareholders in cash. Our board of directors, in its sole discretion, may elect to reinstate a dividend reinvestment program for our shareholders in the future with the same or different terms.

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